PARSONS/BURNETT/BJORDAHL LLP

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ATTORNEYS

James B. Parsons

jparsons@pblaw.biz

VIA FACSIMILE (703-813-6983)

July 12, 2010

Mr. Michael Clampitt

Senior Attorney

US Securities Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:

Mokita, Inc.

Registration Statement on Form S-1

Filed June 3, 2010

File No. 333-167275

Dear Mr. Clampitt:

This letter is in response to your comment letter dated June 30, 2010, with regard to the Form S-1 filing of Mokita, Inc., a Nevada corporation (“Mokita” or the "Company") filed on June 3, 2010.  Responses to each comment have been keyed to your comment letter.

Registration Statement on Form S-1, filed June 3, 2010
Risk Factors, page 4

1.

Revisions have been made throughout the Risk Factors section to remove or revise “cannot assure” statements.

2.

A separate Risk Factor has been added relating to our sole officer director.

3.

Further detail and description has been added throughout the S1 to clarify how payments to service providers will be handled.

Risk Factor 19, page 8

4.

This Risk Factor has been expanded.

Use of proceeds

5.

The S1 has been revised throughout to explain the payment of offering expenses.

Suite 1850 Skyline Tower, 10900 NE 4th Street, Bellevue, WA  98004 • T (425) 451-8036  • F (425) 451-8568 • www.pblaw.biz

_________________________________________________________________

A Limited Liability Partnership with offices in Bellevue and Spokane

Mr. Michael Clampitt

Division of Corporation Finance

Securities and Exchange Commission

July 12, 2010

Information with Respect to the Registrant, page 13

6.

A thorough discussion has been added regarding the change in the Company’s business focus.

7.

Statements in the Description of Business and Risk Factors sections have been revised.

8.

Additional information has been provided regarding distribution methods.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 15

9.

NASD references have been corrected.

Report of Independent Registered Public Accounting Firm, page 18
Exhibit 23.2 Consent of Independent Registered Public Accounting Firm

10.

The Company’s Independent Public Accountant has provided a revised Report and Consent.

Directors, Executive Officers, Promoters and Control persons, page 54

11.

Descriptions of Mr. Millward’s current positions and availability have been revised.

12.

This section has been revised to comply with Reg. S-K Item 401(e).

13.

Information regarding Item 401(f) and (g) has been included in the S-1.

Executive Compensation

14.

Compensation arrangements have been disclosed.

Exhibits and Financial Statements, page 58

15.

The proposed Subscription Agreement has been attached as an exhibit to the S1.

Note 2 – Summary of Significant Accounting Policies
Development Stage Company, page 23

16.

This Note has been revised.

Mr. Michael Clampitt

Division of Corporation Finance

Securities and Exchange Commission

July 12, 2010

Start-up Costs, page 23

17.

This Note has been revised.

Note 3 – Provisions for Income Taxes, page 26

18.

This Note has been revised.

Please contact this office with any further comments or questions.  We are filing the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist Mokita in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours,

PARSONS/BURNETT/BJORDAHL, LLP

/s/ James B. Parsons

James B. Parsons

JBP:aqs